January 16, 2015

VIA EDGAR

Larry Spirgel, Assistant Director
Kathryn Jacobson, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Youku Tudou Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2013 (the “2013 Form 20-F”)
Filed April 16, 2014 (File No. 001-34977)

Dear Mr. Spirgel, Ms. Jacobson and Mr. Suehiro:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 22, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2013 Form 20-F.  The comments are repeated below and followed by the Company’s responses. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2013 Form 20-F.

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Introduction, page 1

1.                                      Refer to the “monthly unique visitors” definition. Please expand to disclose any material limitations associated with this metric, such as whether the same visitor is included in the number of visits to the specific website through different devices that have different IP addresses.

The Company respectfully advises the Staff that the Company undertakes to expand the disclosures regarding any material limitations associated with this metric in future filings of Form 20-F. The proposed revised definition of “monthly unique visitors” is stated as following:

“monthly unique visitors” means the number of unique visitors to a specific website within a given month.  No subsequent visits from the same IP address during an applicable period are added to the count of total unique visitors for that period. An individual who accesses our websites from more than one IP address is counted as a unique visitor for each IP address he or she uses. An individual who accesses our websites through different devices that have one IP address is counted as one unique visitor.

2.                                      We note your disclosure of “daily mobile views” on pages 14 and 39. Please include a definition of daily mobile views including any material limitations associated with this metric.

The Company respectfully advises the Staff that the Company undertakes to add a definition of daily mobile views including any material limitations associated with this metric in future filings of Form 20-Fs. The proposed revised definition of “daily mobile views” is stated as following:

“daily mobile views” means the number of visitors to a specific website within a particular day through  different mobile devices. An individual who accesses our websites from more than one IP address is counted as a view for each IP address he or she uses. The subsequent visits from an individual who accesses our websites through different mobile devices that have one IP address is counted by number of visits instead of IP address.

Revenue from online advertising services, page F-19

3.                                      We note your response to comment 3. We are still evaluating your response to our comment.

The Staff’s comment is duly noted.

Barter Transactions, page F-20

4.                                      We note your response to comment 4. Please provide us with the following additional information regarding your nonmonetary exchange transactions for video content and similar cash transactions:

(a)                 Tell us how often you sublicense video content to other companies and the degree to which such transactions are nonmonetary transactions or are for cash consideration;

2011	2012	2013	2014
Number of titles sublicensed out only in a nonmonetary exchange	—	20	20	7
Number of titles sublicensed out only for cash	17	27	36	9
Number of titles sublicensed out in both a nonmonetary exchange and for cash (see discussion below)	13	14	3	5
Total number of titles sublicensed out	30	61	59	21

Total titles in library	4,811	7,200	8,100	7,907

Titles sublicensed out only in a nonmonetary exchange as a % of total library	0.0%	0.3%	0.3%	0.1%
Titles sublicensed out only for cash as a % of total library	0.3%	0.4%	0.4%	0.1%
Titles sublicensed out in both a nonmonetary exchange and for cash (see discussion below) as a % of total library	0.3%	0.1%	0.0%	0.1%
Total sublicense out transactions as a % of total library	0.6%	0.9%	0.7%	0.3%

Revenues from cash sublicense transactions (no revenues have been recognized from nonmonetary exchange transactions) (RMB: million)	RMB	31	RMB	96	RMB	98	RMB	17	*
% of total revenues (including advertising revenues)	3.5%	5.4%	3.2%	0.5	%*

* For 2014, revenues from cash sublicense transactions (no revenues have been recognized from nonmonetary exchange transactions) is an annualized amount based on the amount for nine months ended September 30, 2014.

As shown in the above table, the total number of titles that were sublicensed out (for both cash and for content received in a nonmonetary exchange) represented less than 1% of the total number of titles in the Company’s content library during each of the past three years and this percentage has been decreasing over the three-year period.  In addition, the revenue from cash sublicense transactions has not been significant as a percentage of the total revenues of the Company. These statistics reinforce and confirm the Company’s primary strategy to generate revenues from selling access to content to advertisers. In 2015 and future periods, the Company currently expects the number of titles sublicensed out to remain substantially consistent with that of 2014 and revenue from cash sublicensing transactions to remain an insignificant portion of the Company’s total revenues.

While there are a few titles that have been sublicensed out for both cash and in a non-monetary exchange (there were five such titles in 2014), the cash received is not necessarily indicative of the fair value of the content received in the nonmonetary exchange due to the following reasons:

•                  Titles are often bundled in both types of transactions, but not necessarily with the same content in each exchange. That is, in a cash exchange, the Company might sublicense out “title 1” and “title 2,” but in a nonmonetary exchange, the Company might sublicense out “title 1” and “title 3.” These bundles generally range from two to six titles, and as high as ten titles;

•                  The value of a title can change over time, because it attracts more visitors when it is first streamed, and fewer visitors as time passes. Therefore, with each subsequent sublicense out, the value of the title is likely to decrease;

•                  The contractual term (length of time) might vary;

•                  The Company had a very limited number of titles licensed out relative to the number of titles in its library; and

•                  Depending on the counterparties’ operating scale, size and/or their relationship with us, the price could vary for the same title.

(b)                 Describe for us the primary differences between your cash and nonmonetary transactions;

The Company respectfully advises the Staff that the purpose of our cash and non-monetary transactions differ.

The Company enters into non-monetary exchange transactions to sublicense out content when it expects the content sublicensed in (received) will result in more visitors, which is one of the most significant metrics that the Company uses to assess its financial performance. The Company believes that it may attract more visitors by enhancing the library content through obtaining additional content in nonmonetary transactions. Due to the competitive landscape for online video companies in China, the cost of obtaining popular professionally produced content is high, so acquiring new content on a non-cash basis helps the Company manage its cash flow while increasing its visitors.

In contrast, when the Company sublicenses out content for cash, it does so to monetize its existing content library to generate cash for the purchase of new content from third parties. The Company sublicenses out content for cash when it believes that the sublicense will not significantly dilute the Company’s viewership. The Company is not in the business of sublicensing out content. That is, it is not the Company’s primary business strategy to generate revenues from sublicensing content; rather, the Company’s focus and main business model is to generate advertising revenues by selling brand advertisers the “access” to place their advertisements in the licensed content, not the licensed content itself.  In order to generate higher levels of viewership, the Company does not charge its viewers for the majority of its content. This is attractive to brand advertisers because it results in higher levels of viewership for their advertisements.  To a more limited extent, the Company also sells its viewers “access” to content on a subscription or pay-per-view basis.  As shown in the table in the Company’s response under (a) above, both the transaction volume and the amount of revenue from cash sublicensing transactions as a percentage of the Company’s total revenues decreased in 2014 and the Company does not expect this trend to change in 2015 or future periods.

Regardless of the nature of the consideration received (cash vs. nonmonetary exchange) the general terms and conditions (e.g., nonexclusive) of each sublicense are similar. However, the nature of the content could differ in each sublicense. For example, some sublicenses are for hit TV shows of varying degrees of popularity, while others are for older “library” content. The content also can vary in genre (e.g., drama, comedy), cast and director, geography, and length of program. The length of the sublicense period can also vary from contract to contract (e.g., sublicenses generally range from one to five years). Also, as discussed above, content is usually bundled in the exchanges (both in cash transactions and nonmonetary exchanges), and such bundles can vary in each transaction. Thus, there are inherent differences due to the variety of content being sublicensed out, regardless of the nature of the consideration received.

(c)                 Tell us how you determine to which counterparties it is willing to sublicense its content;

The Company respectfully advises the Staff that the Company evaluates the following factors to determine whether to sublicense its content to a counterparty:

i.                      Whether the counterparty is a major competitor of the Company;

ii.                   The estimated level of video viewership of the content to be sublicensed and what the potential dilution in viewership would be on the Company’s own website if the content were sublicensed through a nonmonetary exchange or for cash;

iii.                The estimated level of video viewership of the content to be received in a nonmonetary exchange and how it is compared to the estimated level of dilution in viewership of the content sublicensed; and

iv.               Whether the Company can otherwise purchase the content in the market and at what price.

The Company generally enters into nonmonetary sublicenses (and not cash sublicenses) with other large online video companies, because the Company believes it may attract more visitors through the content received than are lost through the dilution resulting from sublicensing out the Company’s content. If the Company were to sublicense for cash from the other large online video companies, it would potentially dilute its own viewership without the possibility of attracting new visitors from any new content received. Due to the competitive landscape for online video companies in China, the bidding process for popular professionally produced content is extremely competitive and the prices for exclusive copyrights are highly inflated, whereby only the larger players in the industry (including the Company) can afford to acquire popular exclusive copyrights. As a result, the counterparties for nonmonetary transactions are mostly major competitors of the Company.

The Company sublicenses content for cash to smaller online video companies because such companies generally do not have content that are desirable to the Company for exchange. The Company enters into cash sublicense transactions for the reasons discussed in (b) above.

(d)                 Provide us with a description of the counterparties to the sublicense transactions, including whether the counterparties to nonmonetary transactions are typically similar to those in cash transactions and to the extent they vary, please explain the reasons for such variance (for example, if you sublicense content to a competitor for cash but would not do so in a nonmonetary transaction, please explain why not); and

The Company respectfully advises the Staff that, in practice, all of the Company’s nonmonetary transactions are with other online video companies who own or license copyrights that the Company does not have and that the Company finds desirable to sublicense. Please refer to the Company’s responses under (b) and (c) above for description of the Company’s usual counterparties to nonmonetary and cash transactions and the factors that it evaluates when determining whether a particular sublicense will be a nonmonetary or cash transaction.

(e)                 Tell us the extent to which the type of sublicense transaction (i.e., either nonmonetary or cash) is modified during the course of negotiations with the counterparties.

The Company respectfully advises the Staff that modification of a sublicense transaction (i.e., either nonmonetary or cash) during the course of negotiations with the counterparty has been rare. As indicated in the responses under (b) and (c), the Company enters into nonmonetary transactions with larger competitors for which it generally would be unwilling to sublicense our content for cash. The Company generally only sublicenses content for cash to smaller online video companies, because these companies generally would not have exclusive copyrights desirable to the Company for exchange. As such, in practice, the Company rarely modify the type of sublicense during the course of negotiations with the counterparties.

5.                                      Please tell us whether salespeople are compensated for selling advertising or for sublicensing video content, and if so, whether a nonmonetary exchange transaction for video content would be eligible for compensation. If nonmonetary transactions are eligible for compensation, please tell us how the amount of compensation is typically determined, including, if applicable, how the value of the nonmonetary transaction is determined.

The Company respectfully advises the Staff that the commissions for its sales and marketing personnel are determined based on the sales volume of advertising revenues and the cash received for the advertising revenues. When recognizing advertising revenues or calculating commissions, the Company does not track whether the content (to which the advertising relates) was obtained in a cash transaction or in a nonmonetary exchange.

Salespeople are not compensated for sublicensing video content (regardless of whether it is in a cash or nonmonetary transaction).

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The Company hereby acknowledges that:

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 Form 20-F, please contact the undersigned at (86 10) 5885-1881 (ext. 7746) or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4863.

Very truly yours,

/s/ Michael Xu
Michael Xu
Chief Financial Officer and Senior Vice President, Youku Tudou Inc.

cc:           Victor Wing Cheung Koo, Chairman and Chief Executive Officer, Youku Tudou Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom

Anthony KY Wong, Partner, Ernst & Young Hua Ming LLP